Exhibit 99.1

FOR IMMEDIATE RELEASE

Monday, October 6, 2014

Media General, Inc. and LIN Media LLC Announce Shareholders’ Approval of Merger

Board of Directors and Executive Officers Appointed To Lead Company Post-Merger

Richmond, VA – Media General, Inc. (NYSE: MEG) and LIN Media LLC (NYSE: LIN) announced that, at separate meetings today, their respective shareholders approved the proposed merger of the two companies.

Upon closing of the transaction, the merged company will retain the Media General name and remain headquartered in Richmond, VA. The new Media General common stock will be listed on the NYSE and trade under the symbol MEG, subject to NYSE approval of the listing of the new shares.

The transaction is subject to customary closing conditions, including the approval of the Federal Communications Commission, clearance under the Hart-Scott-Rodino Antitrust Improvements Act and certain third-party consents.

Upon closing of the transaction, Vincent L. Sadusky, LIN Media’s President and Chief Executive Officer, will become President and Chief Executive Officer of the new Media General. J. Stewart Bryan III will continue to serve as Chairman of the Board. Additional board members will include: Diana F. Cantor, Royal W. Carson III, H.C. Charles Diao, Dennis J. FitzSimons, Soohyung Kim, Douglas W. McCormick, John R. Muse, Wyndham Robertson and Thomas J. Sullivan. Four of the directors were designated from LIN Media and seven from Media General.

Media General also announced that, upon closing of the transaction, the executive officers reporting to Mr. Sadusky will be James F. Woodward, Senior Vice President and Chief Financial Officer; Deborah A. McDermott, Senior Vice President and Chief Operating Officer; Robert S. Richter, Senior Vice President and Chief Digital Officer; and Andrew C. Carington, Vice President, General Counsel and Secretary.

The integration planning teams, co-led by senior leaders of both companies, have been working diligently for the past several months to ensure business continuity, synergy attainment, and customer and talent retention. These teams have developed detailed work plans for their functional areas and based on their integration planning work to date, as well as the substantial progress made to obtain all required regulatory approvals, the companies reaffirm confidence in their ability to realize approximately $70 million of annual run-rate synergies within three years, and expect to close on the transaction in the fourth quarter of 2014.

Media General Chairman Bryan said, “Today’s votes were an important milestone that brings us one step closer to finalizing the merger. We are pleased by the support of our shareholders, which confirms our confidence in the significant value that this business combination will create for our investors.”

Douglas W. McCormick, Chairman of the Board of LIN Media, said, "Our shareholders’ approval reinforces the compelling logic underpinning the merger of two successful broadcasters into one financially strong organization that will create opportunities to deliver even greater shareholder value and profitable growth.”

George L. Mahoney, President and Chief Executive Officer of Media General, said, “I am extremely pleased with the progress we are making in our integration planning, which will ensure a smooth transition for all of our shareholders. Filling key leadership positions is a significant achievement that paves the way to designing an operating model and organizational structure that will position Media General for success well into the future.”

Vincent L. Sadusky, President and Chief Executive Officer of LIN Media, said, “This announcement is an important step on the critical path to ensuring the company is prepared to hit the ground running once we receive the necessary regulatory approvals. After the merger is complete, we will have one of the strongest leadership teams in the industry. Their expertise and dedication gives me even more confidence that we will deliver on our promise to build a stronger, more efficient company that will compete effectively in the rapidly evolving media landscape.”

Transaction Details

On March 21, 2014, Media General and LIN Media announced a definitive merger agreement that will create the second largest pure-play television broadcasting company in the U.S. An amendment to the merger agreement was announced on August 20, 2014. Under the terms of the amended agreement, the shareholders of LIN Media will now either receive $25.97 in cash or 1.4714 shares of the new holding company, subject to proration. The maximum cash amount that will be paid to the LIN Media shareholders is $763 million. Media General shareholders will receive one share of the new holding company for each share of Media General that they own upon closing.

Also on August, 20, 2014, Media General entered into definitive agreements with multiple buyers to divest certain of its and LIN Media’s television stations in five markets in order to address regulatory considerations related to the business combination of Media General and LIN Media. In addition, Media General has agreed to acquire two stations in Colorado Springs and one station in Tampa from Sinclair Broadcast Group.

Upon closing of the transaction, Media General will own and operate or service 71 stations across 48 markets, reaching 27.6 million or 24% of U.S. television households. In addition to the websites associated with each TV station, Media General’s digital media portfolio will include LIN Digital, LIN Mobile, Dedicated Media, HYFN and Federated Media.

About Media General

Media General, Inc. is a leading local television broadcasting and digital media company, providing top-rated news, information and entertainment in strong markets across the U.S. The company owns or operates 32 network-affiliated broadcast television stations and their associated digital media and mobile platforms, in 29 markets. These stations reach 17.2 million or nearly 15% of U.S. TV homes. Seventeen of the 32 stations are located in the top 75 designated market areas. Media General first entered the local television business in 1955 when it launched WFLA in Tampa, Florida, as an NBC affiliate. The company subsequently expanded its station portfolio through acquisition. In November 2013, Media General and Young Broadcasting merged, combining Media General’s 18 stations and Young’s 13 stations. In September 2014, Media General acquired WHTM-TV in Harrisburg, PA.

About LIN Media

LIN Media is a local multimedia company that operates or services 43 television stations and seven digital channels in 23 U.S. markets, along with a diverse portfolio of websites, apps and mobile products that make it more convenient to access its unique and relevant content on multiple screens. LIN Media’s highly-rated television stations deliver important local news and community stories along with top-rated sports and entertainment programming to 10.5% of U.S. television homes. The Company’s growing digital media portfolio helps agencies and brands effectively and efficiently reach their target audiences at scale by utilizing its ComScore Top 15 Video and Top 25 Display market share, and the latest in conversational marketing, video, display, mobile, social intelligence and monetization, as well as reporting across all screens.

Forward Looking Statements

Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Media General or LIN Media to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “projects,” “estimates,” “plans,” “increase,” “forecast” and “guidance” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could” are based upon then-current assumptions and expectations and are generally forward-looking in nature and not historical facts. Any statements that refer to outlook, expectations or other characterizations of future events, circumstances or results are also forward-looking statements. There can be no assurance that the proposed merger will occur as currently contemplated, or at all, or that the expected benefits from the transaction will be realized on the timetable currently contemplated, or at all. Additional risks and uncertainties relating to the proposed merger include, but are not limited to, uncertainties as to the satisfaction of closing conditions to the merger, including timing, receipt of, and conditions to obtaining regulatory approvals, timing and receipt of approval by the shareholders of Media General and LIN Media, the respective parties’ performance of their obligations under the merger agreement, and other factors affecting the execution of the transaction. Other risks that could cause future results to differ from those expressed by the forward-looking statements included in this press release include, but are not limited to, Media General’s and LIN Media’s ability to promptly and effectively integrate the businesses of the two companies, any change in national and regional economic conditions, the competitiveness of political races and voter initiatives, pricing fluctuations in local and national advertising, future regulatory actions and conditions in the television stations’ operating areas, competition from others in the broadcast television markets served by Media General and LIN Media, volatility in programming costs, the effects of governmental regulation of broadcasting, industry consolidation, technological developments and major world news events.

A further list and description of important assumptions and other important factors that could cause actual results to differ materially from those in the forward-looking statements are specified in Media General and LIN Media’s respective Annual Reports on Form 10-K for the year ended December 31, 2013, included under headings such as “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. Other unknown or unpredictable factors could also have material adverse effects on Media General’s or LIN Media’s performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Media General and LIN Media undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless required by law.

Contacts

For Media General:

Lou Anne J. Nabhan

Vice President, Corporate Communications

804-887-5120

lnabhan@mediageneral.com

For LIN Media:

Courtney Guertin

Corporate Communications

401-457-9501

courtney.guertin.@linmedia.com

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